

June 21, 2011

Via E-mail
John Bordynuik
Director and Chairman of the Board;
 President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario
Canada

> **Re:** **JBI, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 20, 2011**
> **File No. 000-52444**

Dear Mr. Bordynuik:

We have reviewed your letter dated June 8, 2011 as well as your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 4 – Prior Period Restatement, page F-15

1. You disclose that in March 2011 you obtained finalized independent third party appraisals for the fair values of the assets and liabilities acquired from the acquisitions of Javaco and Pak-It, which occurred in August and September 2009, respectively. Since the finalization of these appraisals did not occur until after the one-year measurement period outlined in ASC 805-10-55-16, you concluded that the 2009 consolidated financial statements should be restated to reflect these finalized appraisals. As we note that you did not file the information required by Item 4.02 of Form 8-K, please clarify for us

whether your board of directors, a committee of your board of directors or your officer or officers authorized to take such action if board action is not required, concluded that your previously issued financial statements should no longer be relied upon and the date on which they reached that conclusion.

2. We note your disclosure herein that your goodwill and intangible asset adjustments were "based upon the purchase price allocation as determined by independent third party appraisals". Please describe to us and in future filings clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Item 9A. Controls and Procedures, page 57

3. We do not see where you have disclosed management's conclusion on the effectiveness of your disclosure controls and procedures at December 31, 2010 as required by Item 307 of Regulation S-K. Please note that Item 307 of Regulation S-K is a separate requirement from the requirements of Item 308 of Regulation S-K. Item 307 of Regulation S-K requires you to disclose the conclusion of your principle executive and principle financial officers regarding the effectiveness of your disclosure controls and procedures based on their evaluation of your controls and procedures as of the end of the period covered by the report, while Item 308 of Regulation S-K requires you to provide management's annual report on internal control over financial reporting that is based on management's assessment of the effectiveness of the your internal control over financial reporting as of the end of the period covered by your Form 10-K. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

4. Please amend your Form 10-K to include a statement concluding on whether your internal control over financial reporting was effective or was not effective as of December 31, 2010 as required by Item 308 (a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.   In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeff Jaramillo
Accounting Branch Chief